Exhibit 99.1

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Financial Statements

For The Three Months Ended January 31, 2026

(Expressed in United States Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	January 31,	October 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$9,257,766	$3,923,058
Other receivables	119,859	35,825
Short-term investments (Note 3)	1,089,438	1,662,407
Prepaid expenses	235,820	39,940
Related parties (Note 4b)	317,783	286,488
Total current assets	11,020,666	5,947,718

Non-current assets
Intangible assets	94,611	97,372
Restricted cash	20,848	20,560
Right-of-use asset (Note 14e)	7,294	17,402
Total non-current assets	122,753	135,334

Total assets	$11,143,419	$6,083,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$912,718	$682,163
Due to related parties (Note 4a)	227,684	60,232
Derivative warrant liabilities (Note 5)	1,756,632	2,369,195
Short-term portion of lease liabilities (Note 14e)	7,977	18,800
Convertible loans (Note 6)	-	1,760,066
Total current liabilities	2,905,011	4,890,456

Total liabilities	$2,905,011	$4,890,456

Shareholders’ equity
Share capital and share premium (Note 7)	35,948,714	26,402,659
Warrants (Note 8)	459,341	459,341
Share-based payment reserve (Notes 9, 10)	3,585,910	2,231,570
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(31,734,307)	(27,879,724)
Total shareholders’ equity	8,238,408	1,192,596

Total liabilities and shareholders’ equity	$11,143,419	$6,083,052

Approved and authorized for issuance on behalf of the Board of Directors on March 12, 2026:

/s/ Alan Rootenberg	/s/ Adi Zuloff-Shani
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Three months ended
	January 31,
	2026	2025

Operating expenses
General and administrative	$3,019,421	$1,034,736
Research and development, net	640,494	461,438
Total operating expenses	3,659,915	1,496,174

Finance income (expenses)
Changes in fair value of derivative warrant liabilities (Note 5)	365,926	514,750
Changes in fair value of short-term investments (Note 3)	(572,969)	(71,705)
Foreign exchange gain (loss)	6,262	(4,450)
Other finance expenses	(4,107)	(8,715)
Interest income on deposit	64,649	34,008
Changes in fair value of convertible loans (Note 6)	(50,469)	-
Total finance income (expenses)	(190,708)	463,888

Loss before taxes	(3,850,623)	(1,032,286)
Tax expenses	(3,960)	(39,335)
Net loss and comprehensive loss	$(3,854,583)	$(1,071,621)
Loss per share, basic and diluted	$(3.32)	$(9.55)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	1,162,097	112,213

(*)	On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares (the “Reverse Split”). Following the Reverse Split, holders of the Company’s common shares received 0.025 of a common share for every one common share held. All share amounts have been retroactively adjusted for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

(Unaudited)

	Share capital and share premium			Share-based	Accumulated other		Total
	Number of shares (*)	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	shareholders’ equity
Balance, October 31, 2025	158,076	$26,402,659	$459,341	$2,231,570	$(21,250)	$(27,879,724)	$1,192,596
Net loss for the period	–	–	–	–	–	(3,854,583)	(3,854,583)
Exercise of warrants (Note 7c(iii))	52,275	429,759	–	–	–	–	429,759
Issuance of common shares upon vesting of restricted share units (Note 7c(iv))	1,875	60,000	–	(60,000)	–	–	–
Issuance of shares upon conversion of convertible loans (Notes 6, 7c(i))	107,912	1,810,535		–	–	–	1,810,535
Issuance of common shares (Note 7c(ii))	1,179,700	7,245,761		–	–	–	7,245,761
Share-based compensation (Notes 7c(v), 9, 10)	–	–	–	1,414,340	–	–	1,414,340
Balance, January 31, 2026	1,499,838	$35,948,714	$459,341	$3,585,910	$(21,250)	$(31,734,307)	$8,238,408

Balance, October 31, 2024	106,670	$24,168,256	$459,341	$2,523,946	$(21,250)	$(24,022,741)	$3,107,552
Net loss for the period	–	–	–	–	–	(1,071,621)	(1,071,621)
Exercise of warrants	7,760	437,007	–	–	–	–	437,007
Issuance of common shares upon vesting of restricted share units	2,951	153,638	–	(153,638)	–	–	–
Share-based compensation	–	–	–	380,738	–	–	380,738
Balance, January 31, 2025	117,381	$24,758,901	$459,341	$2,751,046	$(21,250)	$(25,094,362)	$2,853,676

(*)	On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares. Following the Reverse Split, holders of the Company’s common shares received 0.025 of a common share for every one common share. All share amounts have been retroactively adjusted for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Three months ended January 31,
	2026	2025
Operating activities
Net loss for the period	$(3,854,583)	$(1,071,621)

Adjustments for:
Amortization of intangible assets	2,761	2,761
Amortization of right-of-use asset	10,567	9,277
Interest on lease liability	383	1,278
Exchange rate differences	(7,649)	4,246
Changes in fair value of derivative warrant liabilities	(365,926)	(514,750)
Changes in fair value of convertible loans	50,469	–
Share-based compensation	1,414,340	380,738
Changes in fair value of short-term investments	572,969	71,705

Changes in working capital:
Increase in other receivables	(82,283)	(27,221)
Increase in prepaid expenses	(195,542)	(244,877)
Increase in accounts payable and accrued liabilities	233,028	124,094
Increase (decrease) in amounts due to / from related parties	136,517	(1,065)
Net cash used in operating activities	(2,084,949)	(1,265,435)

Investing activities
Proceeds from sale of short-term investment (Note 3)	–	82,960
Changes in restricted cash	–	(13,498)
Net cash provided by investing activities	–	69,462

Financing activities
Proceeds received from issuance of shares (Note 7c (ii))	7,245,761	–
Proceeds received from exercise of warrants (Note 7c (iii))	183,122	415,086
Repayment of lease liabilities	(11,703)	(10,274)
Net cash provided by financing activities	7,417,180	404,812
Effect of foreign exchange rate changes on cash and cash equivalents	2,477	(1,456)
Net increase (decrease) in cash and cash equivalents	5,334,708	(792,617)
Cash and cash equivalents at beginning of period	3,923,058	6,573,813
Cash and cash equivalents at end of period	$9,257,766	$5,781,196

Supplementary disclosure of cash flow information:
Cash received as interest	$64,649	$34,178
Cash paid in respect of taxes	21,966	3,555
Cash paid as interest on lease liability	–	1,278
Non-cash financing and investing activities
Issuance of shares upon conversion of convertible loans (Notes 6,7c(i))	$1,810,535	$–

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly-owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company and the Company’s wholly-owned Canadian subsidiary, Clearmind Labs Corp.

The Company trades under the symbol “CMND” on the Nasdaq. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

b.	Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the three months ended January 31, 2026, the Company had not generated any revenues and had negative cash flows from operations of $2,084,949. As of January 31, 2026, the Company had an accumulated deficit of $31,734,307. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing sources to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares. Following the Reverse Split, holders of the Company’s common shares received 0.025 of a common share for every one common share.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

d.	In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war on several fronts. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold. In June 2025, following escalating threats and intelligence reports of imminent attacks, Israel conducted preemptive strikes on military and nuclear infrastructure in Iran. Iran responded with drones and missiles attacks, some of which caused civilian casualties and infrastructure damage. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. In March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in southern Lebanon. As of the date of these consolidated financial statements, conflict continues in parts of the region. The Company’s clinical trials, the laboratory that supports such clinical trials and the Contract Research Organization (CRO) are based in Israel. The extent to which the security situation in Israel may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these condensed interim consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities as of January 31, 2026.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Material Accounting Policy Information

a.	Basis of Presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Corp. All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”).

b.	Condensed Interim Consolidated Financial Information

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited financial statements as of and for the year ended October 31, 2025 and the notes thereto (the “2025 Annual Report”).

The condensed interim consolidated financial statements have been prepared on the same basis as the 2025 Annual Report. In the opinion of the Company’s management, these condensed interim consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the three months ended January 31, 2026 are not necessarily indicative of the results for the year ending October 31, 2026, or for any future period.

As of January 31, 2026, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2025 Annual Report.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Material Accounting Policy Information (continued)

c.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant Estimates

Derivative Warrant Liabilities and Assets

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities and assets are adjusted to reflect their fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

3.	Short-term Investments

	October 31, 2025	Additions	Disposals	Changes in fair value	January 31, 2026
Polyrizon Ltd. (1)	$886	$-	$-	$785	$1,671
Taurus Gold Corp. (2) – shares and warrants (see also note 11(a))	1,661,521	-	-	(573,754)	1,087,767
	$1,662,407	$-	$-	$(572,969)	$1,089,438

	October 31, 2024	Additions	Disposals	Changes in fair value	October 31, 2025
Polyrizon Ltd. (1)	$289,388	$200,000	$(186,072)	$(302,430)	$886
Taurus Gold Corp. – shares and warrants	-	514,591	-	1,146,930	1,661,521
	$289,388	$714,591	$(186,072)	$844,500	$1,662,407

(1)

On March 31, 2025, the Company subscribed for shares, pre funded warrants and warrants to purchase shares of Polyrizon (“Polyrizon Securities”). As of October 31, 2025 and January 31, 2026, following the exercise and sale of certain Polyrizon Securities, the Company retained a balance of 145 Polyrizon shares.

On November 28, 2025, Polyrizon effected a reverse share split of its ordinary shares at the ratio of 1-for-6, such that each six (6) ordinary shares, no par value, were consolidated into one (1) ordinary share, no par value. All the Polyrizon Shares and price per Polyrizon share information have been retroactively adjusted in these financial statements.

(2)	During October 2025, the Company subscribed for 13,020,000 shares (“Taurus Shares”) and 13,020,000 warrants (“October 2025 Taurus Warrants”) of Taurus Gold Corp. (“Taurus”) at a cost of $466,441. Each October 2025 Taurus Warrant can be exercised into one ordinary share of Taurus at an exercise price of CAD$0.064 per share, subject to certain adjustments, including a cashless exercise mechanism. The October 2025 Taurus Warrants expire on October 31, 2028. The Black-Scholes pricing model was used to measure the October 2025 Taurus Warrants with the following assumptions: share price of CAD$0.075, volatility of 70%, risk-free interest rate of 2.50% and expected life of 2.75 years.

During October 2025, the Company also purchased an additional 111,065 Taurus Shares from a third party investor and paid $48,150.

The Taurus Shares and Polyrizon shares are recorded at the fair value in the Company’s Consolidated Statement of Statement of Financial Position. The October 2025 Taurus Warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The changes in fair value of short-term investment were recorded to the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

4.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2026	2025
Officers:
Consulting fees	$171,128	$84,000
Share based compensation	-	73,929
	$171,128	$157,929
Directors:
Directors’ fees	$182,030	$58,206
Share based compensation	-	117,595
	$182,030	$175,801

(ii)	Balances with related parties

	January 31,	October 31,
	2026	2025
Amounts owed to officers	$112,766	$29,761
Amounts owed to directors	114,918	30,471
	$227,684	$60,232

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate it’s and SciSparc’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they will enter into a joint venture where the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture and the development of the molecule remains in a very early stage.

For the three months ended January 31, 2026, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $32,968 (three months ended January 31, 2024 - $12,746). As of January 31, 2026, $317,783 is owed to the Company by SciSparc (October 31, 2025 - $286,488).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrant liabilities

a.	On April 6, 2023, the Company issued 4,505,718 warrants in connection with its April 2023 Public Offering (“April 2023 Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“April 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The number of warrants does not change, however, the number of warrant shares issued may change, subject to the adjustment noted above.

On November 14, 2025, 126,370 April 2023 Warrants were exercised for 13,048 common shares.

b.	On September 18, 2023, the Company issued 7,500,000 warrants in connection with its September 2023 Public Offering (“September 2023 Warrants”). The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“September 2023 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The number of warrants does not change, however, the number of warrant shares issued may change, subject to the adjustment noted above.

c.	On January 16, 2024, the Company issued 1,500,000 warrants with an exercise price of $64.0 per warrant in connection with its January 2024 Public Offering (“January 2024 Warrants”). Each warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions (“January 2024 Warrant Adjustments”) and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period.

On November 14, 2025, 264,925 January 2024 Warrants were exercised into 59,322 common shares.

d.	On December 15, 2025, following the Reverse Split of the Company, the exercise prices of the April 2023 Warrants, the September 2023 Warrants and the January 2024 Warrants were reduced to $2.5607. For further details of the ratio of warrant shares issuable and outstanding in relation to the April 2023 Warrants, the September 2023 Warrants and the January 2024 Warrants, see detailed table in note 8. See also note 15(c) for details of further price changes after January 31, 2026.

e.	During the three months ended January 31, 2026, the Company recorded a gain on the revaluation of the total derivative warrant liabilities of $365,926, in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

f.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

January 31, 2026
Share Price	$2.17
Exercise Price	$2.5607
Expected life	2.18 – 2.96 years
Risk-free interest rate	3.54 – 3.67%
Dividend yield	0.00%
Expected volatility	112.20 – 139.89%

f.	The following table presents the changes in the derivative warrant liability during the period:

Balance as of October 31, 2024	$3,519,702
Exercise of warrants	(21,921)
Change in fair value of warrants	(1,128,586)
Balance as of October 31, 2025	$2,369,195
Exercise of warrants	(246,637)
Change in fair value of warrants	(365,926)
Balance as of January 31, 2026	$1,756,632

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Convertible loans

On September 17, 2025, the Company entered into a share purchase agreement (“SPA”) with two third parties (the “CLA Investors”). Pursuant to the SPAs, the Company shall issue and sell to the CLA Investors, from time to time as provided therein promissory notes, in the aggregate principal amount of $2.5 million, for an aggregate purchase price of $2.25 million (90% of the subscription amount) (“Promissory Notes”).

During November 2025, the balance owing on the Promissory Notes ($1,810,535) was converted into 107,912 Common Shares. See Notes 7(c)(i) and 15(a).

Finance expense on the First and Second Initial Promissory Notes during the period ended January 31, 2026 amounted to $50,469.

Management has elected to designate the instrument at fair value through profit or loss under IFRS 9.4.3.5 at initial recognition for the Company’s promissory notes and therefore, the Company measures the entire hybrid contract (host + variable conversion feature) at Fair Value Through Profit or Loss (FVTPL). No embedded derivative is separated under IFRS 9 and no amortized-cost accounting or effective interest method applies. The Company records the carrying amount as fair value of the instrument under IFRS 13 and fair value is based on the fair value of the shares that the noteholder would receive if conversion occurred on the reporting date, adjusted for credit risk, non-performance risk, and contractual settlement terms.

Convertible loans

Balance, October 31, 2024	$-
Proceeds received from issuance of convertible loans	2,250,000
Finance expenses	209,196
Issuance of shares upon conversion of convertible loans	(699,130)
Balance, October 31, 2025	$1,760,066
Finance expenses	50,469
Issuance of shares upon conversion of convertible loans	(1,810,535)
Balance, January 31, 2026	$-

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

7.	Share Capital

a.	The Company’s authorized share capital is unlimited common shares without par value share. As of January 31, 2026, 1,499,838 (October 31, 2025 – 158,076) common shares were issued and outstanding.

b.	On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares. Following the Reverse Split, holders of the Company’s common shares received 0.025 of a common share for every one common share held. All share amounts have been retroactively restated for all periods presented.

c.	Share transactions during the three months ended January 31, 2026:

(i)	During November 2025, the total Promissory Notes were converted into 107,912 Common Shares. (See Note 6).

(ii)	On November 13, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 23,956 common shares, and (ii) pre-funded warrants to purchase up to 74,604 common shares, in a registered direct offering, (the “First November 2025 Offering”) at a purchase price of $8.00 per common share and $7.996 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The November 2025 Offering closed November 13, 2025. The aggregate gross proceeds to the Company were approximately $0.788 million.

On November 17, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 99,794 common shares, and (ii) pre-funded warrants to purchase up to 37,950 common shares, in a registered direct offering, (the “Second November 2025 Offering”) at a purchase price of $10.0 per common share and $9.996 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Second November 2025 Offering closed November 17, 2025. The aggregate gross proceeds to the Company were approximately $1.377 million.

On November 19, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of 273,125 common shares in a registered direct offering (the “Third November 2025 Offering”) at a purchase price of $8.00 per common share. The Third November 2025 Offering closed November 20, 2025. The aggregate gross proceeds to the Company were approximately $2.185 million.

On November 26, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 198,622 common shares, and (ii) pre-funded warrants to purchase up to 71,649 common shares, in a registered direct offering(the “Fourth November 2025 Offering”) at a purchase price of $4.8 per common share and $4.796 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.004 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Fourth November 2025 Offering closed November 26, 2025. The aggregate gross proceeds to the Company were approximately $1.294 million.

On December 3, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of 400,000 common shares, in a registered direct offering (the “December 2025 Offering”) at a purchase price of $4.00 per common share. The December 2025 Offering closed December 4, 2025. The aggregate gross proceeds to the Company were approximately $1.6 million.

(iii)	On November 14, 2025, April 2023 Warrants and January 2024 Warrants were exercised into 52,275 shares, resulting in gross proceeds of $183,122.

(iv)	On November 24, 2025, the Company issued 1,875 common shares in respect of RSUs that had been fully vested. The RSUs had an aggregate fair value of $10,200 at the time of issuance.

(v)	During the three months ended January 31, 2026, the Company committed to issue 600,000 pre-funded warrants to two third party consultants in respect of services rendered during the period. The pre-funded warrants we issued on February 3, 2026 (see note 15a).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Warrants

The following table summarizes the changes in the Company’s warrants:

	Number of warrants	Historic weighted average exercise price per warrant shares
Balance, October 31, 2024	4,429,547	$62.80
Exercise of warrants	(547,921)	80
Expiration of warrants	(75)	51,502.00

Balance, October 31, 2025	3,881,551	$62.00
Number of shares to be issued from the exercise of these warrants, October 31, 2025	91,741

Balance, October 31, 2025	3,881,551	$62.00
Exercise of warrants	(391,295)	8.00
Balance, January 31, 2026	3,490,256	$9.84
Number of shares to be issued from the exercise of these warrants	945,154

As of January 31, 2026, the following warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants (warrant shares)	Exercise price per warrant shares		Exercise price per warrant shares (USD)	Expiry date
1,923	48	C$	13,222.95	$9,750.00	November 17, 2027
602,039	181,105		$2.5607	$2.5607	April 5, 2028
2,024,739	245,472		$2.5607	$2.5607	September 17, 2028
861,555	518,529		$2.5607	$2.5607	January 15, 2029
3,490,256	945,154

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

9.	Stock Options

a.	On January 6, 2025, the shareholders of the Company approved the Company’s Omnibus Equity Incentive Plan, (the “Omnibus Plan”). Pursuant to the Omnibus Plan, the Company is authorized to grant options or RSUs to officers, directors, employees and consultants enabling them to acquire, together with” Options”, “Awards” or “Stock Options” as defined, up to 20% of the Company’s issued and outstanding Common Shares (after taking into account existing awards from the Company’s 2021 stock option plan). The Awards can be granted for a maximum of 10 years and vest as determined by the Board.

The maximum number of common shares reserved for issuance in any 12-month period to a related party consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant (and may not exceed 15% in total, to all related parties). The maximum number of common shares reserved for issuance in any 12-month period to any investor relations service provider may not exceed 2% of the issued and common shares outstanding at the date of the grant.

b.	The following table summarizes the changes in the Company’s stock options for the periods ended January 31, 2026 and October 31, 2025:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)
Outstanding, October 31, 2024	138	C$	24,068.25	$17,295.38

Outstanding, October 31, 2025	138	C$	24,021.25	$17,136.0

Outstanding, January 31, 2026	138	C$	24,020.94	$17,711.94

Exercisable, January 31, 2026	138	C$	24,020.94	$17,711.94

c.	The portion of the total fair value of stock options expensed during the three months ended January 31, 2026, was $Nil (2024 - $3,264), which was recorded in share-based compensation expense. The options are fully vested and the expiration date is between May 26, 2026 and July 6, 2033.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Restricted Share Units

a.	The Company is able to grant RSUs pursuant to the Omnibus Plan to its directors, officers, employees, and consultants. Each RSU is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

b.	The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)
Balance, October 31, 2024	6,608	$102.00	$72.00

Granted	17,570	64.75	45.68
Exercised	(22,272)	69.24	49.32

Balance, October 31, 2025	1,906	$120.86	$101.68

Granted (i)	2,000	2.94	2.17
Exercised	(1,875)	43.40	32.00

Balance, January 31, 2026	2,031	$95.28	$70.25

(i)	During the three months ended January 31, 2026, the Company issued 2,000 RSUs to consultants, directors and officers. The RSUs vested with a fair value of $4,340 (2025 - $377,474). The RSUs all are fully vested and exercisable.

11.	Financial Instruments and Risk Management

a.	Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of January 31, 2026, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance January 31, 2026
Short-term investment- Polyrizon shares	$1,671	$–	$–	$1,671
Short-term investment- Taurus shares	726,169	–	–	726,169
Short-term investment- Taurus Warrants	–	–	361,598	361,598
Derivative warrant liabilities	–	–	(1,756,632)	(1,756,632)

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Financial Instruments and Risk Management (continued)

Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of October 31, 2025, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2025
Short-term investment- Polyrizon shares	$886	$–	$–	$886
Short-term investment- Taurus shares	1,030,402	–	–	1,030,402
Short-term investment- Taurus Warrants	–	–	631,119	631,119
Convertible loans	–	(1,760,066)	–	(1,760,066)
Derivative warrant liabilities	–	–	(2,369,195)	(2,369,195)

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s Israeli subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and Canadian Dollars. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as of January 31, 2026. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2026.

Cash and cash equivalents	$78,977
Other receivables	112,526
Accounts payable and accrued liabilities	(198,553)
Due to related parties	(146,345)
Total foreign currency financial assets and liabilities	$(153,395)

Impact of a 10% strengthening or weakening of foreign exchange rate	$(15,340)

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Financial Instruments and Risk Management (continued)

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The fair value of the derivative warrant liabilities can fluctuate depending on the fluctuation in the risk-free interest rate.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2026 and October 31, 2025:

January 31, 2026	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$912,718	$912,718	$–
Due to related parties	227,684	227,684	–
Lease liability	7,977	7,977	–
	$1,148,379	$1,148,379	$–

October 31, 2025	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$682,163	$682,163	$–
Due to related parties	60,232	60,232	–
Lease liability	18,800	18,800	–
Convertible loans	1,760,066	1,760,066
	$2,521,261	$2,521,261	$–

12.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital and share premium, warrants and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the three months ended January 31, 2026.

13.	Segmented Information

As of January 31, 2026, the Company has one operating segment, being the research and development of novel psychedelic medicine, which takes place primarily in Israel.

14.	Commitments

a.	On December 19, 2022, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patents that the Company have with Yissum to further develop, manufacture and commercialize products for innovative treatment in the relevant fields such as metabolic syndrome and anti-obesity (the “Yissum Metabolic Syndrome License Agreement”). According to the Yissum Metabolic Syndrome License Agreement, the Company shall pay Yissum royalties at the rate of 1.5% of net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the Yissum Metabolic Syndrome License Agreement. The Company will also pay Yissum different payments when reaching several milestones. In April 2025, the Yissum Metabolic Syndrome License Agreement was amended to add additional joint patents.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

14.	Commitments (continued)

b.	On January 15, 2024, the Company entered into a license agreement with BIRAD, the research and development company of Bar-Ilan University, which provides the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patent that the Company has with BIRAD, to further develop, manufacture and commercialize products for innovative treatment of cocaine addiction (“the BIRAD License Agreement”). According to the BIRAD License Agreement, the Company shall pay BIRAD royalties at the rate of 1.5% of the Company’s net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the BIRAD License Agreement. The Company will also pay BIRAD different payments upon reaching certain milestones.

c.	On March 19, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use the Yissum’s patent titled “Psychedelic compounds, methods of their preparation and uses thereof” to further develop, manufacture, and commercialize innovative compounds targeted at treating post-traumatic stress disorder and other health conditions (the “Yissum PTSD License Agreement”). According to the Yissum PTSD License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning on the fifth anniversary of the effective date of the Yissum PSTD License Agreement, and royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicensing or an exit event, all subject to the terms as described in the Yissum PTSD License Agreement. The Company will also pay Yissum different payments when reaching certain milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum PSTD License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

d.	On March 31, 2024, the Company entered into a License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use Yissum’s patent “Psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders” to further develop, manufacture, and commercialize innovative compounds targeted at Generation 3.0 psychedelic compounds for the treatment of mental disorders (the “Yissum Psychedelic License Agreement). According to the Yissum Psychedelic License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum Psychedelic License Agreement, and the Company shall pay Yissum royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicenses or an exit event, all subject to the terms as described in the Yissum Psychedelic License Agreement. The Company will also pay Yissum different payments when reaching certain milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum Psychedelic License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

e.	On June 13, 2024, the Company entered into an agreement with a third party for the lease of office space in Tel Aviv, Israel, having a total area of approximately 386 square meters. The Company occupies approximately 40 square meters of the space for its offices. The rental period is from April 1, 2024 to March 31, 2026. The Company’s base rent was ILS 12,500 per month (approximately $3,400) during the term of the lease. On January 1, 2026, the agreement was renewed through to March 31, 2028.

15.	Subsequent Events

a.	On February 2, 2026, the Company issued 600,000 pre-funded warrants to purchase 600,000 shares of the Company to two third party consultants in respect of services provided during the three months ended January 31, 2026 and during March 2026, 294,000 pre-funded warrants were converted to 294,000 shares.

b.	On February 3, 2026, the CLA Investors purchased additional Promissory Notes in the aggregate principal amount of $600,000, for a purchase price of $540,000. On February 9, 2026, the Company and the CLA Investors amended the Floor Price of the Promissory Notes to $1.25.

On February 9, 2026, the CLA Investors converted Promissory Notes in the aggregate amount of $368,710 and received 294,968 common shares.

c.	The conversions of the Promissory Notes (see note 15b) triggered an adjustment to the exercise price and the number of warrants shares issuable pursuant to the April 2023 Warrants, September 2023 Warrants and January 2024 Warrants. The new exercise price of the warrants is $1.25 per Common Share and entitles the warrant holders to a total of 1,936,108 common shares.

d.	On March 5, 2026, the company invested $675,000 in Viewbix Inc (“Viewbix”) and received 371,429 shares. Viewbix is a Communication Services company that combines digital advertising activities with a strategic move into quantum and AI technologies.